Exhibit 99.1

Brenmiller and Rock Energy Storage Sign Exclusive Distribution Agreement Covering Northeast U.S.

●	Companies’ current cumulative projected sales milestones exceed $150 million
●	Rock Energy Storage will market, sell, and service Brenmiller Energy’s bGen™ thermal energy storage systems in the Northeast United States
●	Marks the latest in a string of commercial agreements aimed at accelerating the implementation of Brenmiller’s $500 million project pipeline

Left to Right: Jim Koontz, Cory Glick, Doron Brenmiller, and Gadi Sharir gather in New York City to sign bGen™ distribution agreement

Rosh Ha’ayin, Israel, June 6, 2024 – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” or the “Company”) (Nasdaq: BNRG), a leading global provider of thermal energy storage (“TES”) solutions to industrial and utility markets, today announced that it has signed an exclusive distribution agreement with Rock Energy Storage, LLC (“RES”) to sell and distribute its bGen™ TES systems in Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island, Vermont, and New York. The definitive 5-year agreement includes cumulative projected sales milestones exceeding $150 million.

Rock Energy Storage is a privately held company based in New York. It is focused exclusively on taking advantage of the sizable TES storage opportunity in the United States by distributing, installing, and servicing Brenmiller’s bGen™ TES solutions throughout the Northeast. RSP Systems will act as Rock Energy Storage’s lead subcontractor. Brenmiller had previously announced on January 11, 2024 that it had signed a Memorandum of Understanding with RSP Systems; the current agreement with RES supersedes the previous agreement and is a natural evolution of the companies’ successful collaboration.

“The Northeast is a strategic U.S. market for Brenmiller because of its forward-looking approach to electrification and decarbonization and is well-suited to take advantage of the sustainability and flexibility benefits that our cost-effective bGen™ technology unlocks,” stated Brenmiller’s Chairman and CEO, Avi Brenmiller. “We have enjoyed a very productive working relationship with RSP Systems since 2019 and are excited to grow our collaboration with the team through Rock Energy Storage.”

RSP Systems, a leader in choosing and implementing award-winning energy generation systems since 2004, worked with Brenmiller on its first U.S. bGen™ installation in New York.

“Brenmiler’s TES system is the competitive decarbonization solution we’ve been looking for, and we have already seen excellent reception from a range of market sectors and organizations that are forward-leaning in their efforts to decarbonize, including utilities, commercial and industrial, institutional, and food and beverage,” said Cory Glick, President and CEO of Rock Energy Storage. “Brenmiller’s technology qualifies for substantial federal incentives through the Inflation Reduction Act, and state and utility programs will provide additional tailwinds for our work to introduce the bGen™ to more states in the U.S. We look forward to partnering with Brenmiller to meet our energy customers’ rapidly changing and growing demands for clean power.”

As of May 1, 2024, Brenmiller and RES have numerous active project proposals in their shared pipeline, representing over 1,200 MWh of TES capacity.

Brenmiller’s bGen™ TES technology replaces the need for fossil fuel boilers at industrial and power plants, which contribute to nearly one-quarter of all global emissions. It uses crushed rocks to store low-cost electricity from renewable or other sustainable sources and dispatches steam, hot water, or hot air according to customers’ needs. Brenmiller’s TES technology is modular and highly configurable and provides heavy-emitting and mission-critical customers with scalable access to zero-emission heat while ensuring 24/7 operational reliability.

About bGen™

bGen™, Brenmiller’s TES system, converts electricity into heat to power sustainable industrial processes at a price that is competitive with natural gas. The bGen™ charges by capturing low-cost electricity from renewables or the grid and stores it in crushed rocks. It then discharges steam, hot water, or hot air on demand according to customer requirements. The bGen™ also supports the development of utility-scale renewables by providing critical flexibility and grid-balancing capabilities. bGen™ was named among TIME’s Best Inventions of 2023 in the Green Energy category.

About Brenmiller Energy Ltd.

Brenmiller Energy helps energy-intensive industries and power producers end their reliance on fossil fuel boilers. Brenmiller’s patented bGen™ thermal battery is a modular and scalable energy storage system that turns renewable electricity into zero-emission heat. It charges using low-cost renewable electricity and discharges a continuous supply of heat on demand and according to its customers’ needs. The most experienced thermal battery developer on the market, Brenmiller operates the world’s only gigafactory for thermal battery production and is trusted by leading multinational energy companies. For more information visit the company’s website at https://bren-energy.com/ and follow the company on X (formerly Twitter) and LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses: that the cumulative projected sales milestones between the Company and RSP will exceed $150 million, that Rock Energy Storage will market, sell, and service Brenmiller Energy’s bGen™ thermal energy storage systems in the Northeast United States, and Brenmiller’s $500 million project pipeline. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to: the Company’s planned level of revenues and capital expenditures; risks associated with the adequacy of existing cash resources; the demand for and market acceptance of our products; impact of competitive products and prices; product development, commercialization or technological difficulties; the success or failure of negotiations; trade, legal, social and economic risks; and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 18, 2024, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com